Exhibit 99.1

GOGL – Key Dates for Special General Meeting

Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (the “Company” or “Golden Ocean”) advises that a Special General Meeting of Golden Ocean will be held on August 19, 2025. The record date for voting at the Special General Meeting is set to July 16, 2025. A copy of the Notice of the Special General Meeting and associated information will be distributed and made available on the Company’s website at www.goldenocean.bm prior to the meeting.

The Board of Directors

Golden Ocean Group Limited

Hamilton, Bermuda

July 15, 2025